Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2008(b)	2007	2006	2005	2004(c)

Excluding interest on deposits

Income from continuing operations before income taxes	$2,773	$22,805	$19,886	$11,839	$5,856

Fixed charges:
Interest expense	19,693	23,328	20,823	15,534	9,418
One-third of rents, net of income from subleases(a)	507	400	357	349	334

Total fixed charges	20,200	23,728	21,180	15,883	9,752

Less: Equity in undistributed income of affiliates/Add: Equity in undistributed loss of affiliates	623	(159)	(152)	6	149

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$23,596	$46,374	$40,914	$27,728	$15,757

Fixed charges, as above	$20,200	$23,728	$21,180	$15,883	$9,752

Ratio of earnings to fixed charges	1.17	1.95	1.93	1.75	1.62

Including interest on deposits

Fixed charges as above	$20,200	$23,728	$21,180	$15,883	$9,752
Add: Interest on deposits	14,546	21,653	17,042	9,986	4,515

Total fixed charges and interest on deposits	$34,746	$45,381	$38,222	$25,869	$14,267

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$23,596	$46,374	$40,914	$27,728	$15,757
Add: Interest on deposits	14,546	21,653	17,042	9,986	4,515

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$38,142	$68,027	$57,956	$37,714	$20,272

Ratio of earnings to fixed charges	1.10	1.50	1.52	1.46	1.42

(a)	The proportion deemed representative of the interest factor.
(b)	On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual Bank. On May 30, 2008, the Bear Stearns merger was consummated. Each of these transactions was accounted for as a purchase and their respective results of operations are included in the Firm’s results from each respective transaction date.
(c)	On July 1, 2004, Bank One Corporation merged with and into JPMorgan Chase. Accordingly, 2004 results include six months of the combined Firm’s results and six months of heritage JPMorgan Chase results.

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